EXHIBIT 99.1
                                                                    ------------



VASOGEN INC.

CONTACT:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  VASOGEN ANNOUNCES FIRST QUARTER 2004 RESULTS

MISSISSAUGA, ONTARIO (APRIL 14, 2004) -- VASOGEN INC. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the first quarter of 2004. Comparative figures relate to the three months ending February 28, 2003 and all dollar amounts referenced herein are in Canadian dollars, unless otherwise stated.

Cash, cash equivalents, and marketable securities held to maturity totalled $47.5 million at February 29, 2004, compared with $60.1 million at year-end. The decrease is a result of the cash used in operations during the first quarter. Subsequent to quarter end, we completed a public share offering for gross proceeds of $76.9 million (US$57.7 million), resulting from the issuance of approximately 9.8 million common shares at a price of $7.92 (US$5.90) per share. Our cash position at February 29, 2004, adjusted for net proceeds received from the financing that was completed March 4, 2004, was approximately $118 million.

The loss for the first quarter of 2004 was $12.1 million, or $0.19 per share, compared to a loss of $5.4 million, or $0.10 per share in the first quarter of 2003. The increased loss resulted mainly from higher costs associated with the advancement of our clinical programs and the corporate costs associated with supporting these activities.

Research and development expenditures totalled $9.8 million in the first quarter of 2004, compared to $3.4 million in the first quarter of 2003. The increase in research and development spending results primarily from expanded clinical trial activity, including the ramping up of clinical sites participating in our phase III ACCLAIM trial in chronic heart failure and from ongoing patient recruitment into both our ACCLAIM trial and our phase III SIMPADICO trial in peripheral arterial disease.

General and administration expenditures totalled $3.2 million for the first quarter of 2004, compared to $2.1 million for the first quarter of 2003. The majority of the increase in general and administration expenditures resulted from infrastructure and other support costs, which have increased to support our expanding clinical programs, and for corporate, marketing, regulatory, and business development activities associated with planning for the commercialization of our products.

Our functional currency is the Canadian dollar. The funds raised in the financing that we completed in 2003 were in U.S. dollars, and they are subject to fluctuations in the U.S. exchange rate. Our statement of operations includes a foreign exchange gain of $0.6 million due to the strengthening of the U.S. dollar relative to the Canadian dollar during the first quarter of 2004. We are holding U.S. dollars in anticipation of the significant U.S. dollar research and development expenses that we expect to incur in connection with executing our phase III clinical trials and therefore this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay these U.S. dollar denominated R&D expenditures. For the first quarter of 2004, investment income was comparable to that for the same period in 2003.

An expanded Management's Discussion and Analysis for the quarter is accessible on Vasogen's Web site at www.vasogen.com.

HIGHLIGHTS


o We advanced both our ACCLAIM and SIMPADICO pivotal phase III trials of Celacade(TM)(immune modulation therapy). The phase III ACCLAIM trial is further investigating the impact of Celacade(TM)on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. The phase III SIMPADICO trial is further investigating the impact of Celacade(TM)on reducing the debilitating symptoms associated with peripheral arterial disease. Chronic heart failure and peripheral arterial disease are serious cardiovascular conditions that affect over 10 million individuals in the United States alone and drive annual healthcare expenditures exceeding $25 billion. Both the ACCLAIM and SIMPADICO trials are being conducted at cardiac centers throughout the United States and Canada and are designed to support regulatory approval and marketing of Celacade(TM)in North America and Europe.

o We have been granted CE Mark regulatory approval in Europe for Celacade(TM), for the treatment of chronic heart failure. The CE Mark provides us with the required regulatory approval to market Celacade(TM) in the 15 member countries of the European Union, where it is estimated that 5 million individuals are affected by chronic heart failure, a significant market similar in size to that of the United States. The granting of the CE Mark positions Vasogen to commercialize Celacade(TM) in Europe upon the successful completion of our ACCLAIM trial, which has been designed to provide the clinical data necessary to support widespread physician adoption of Celacade(TM).

o We continued to make significant progress in the development of our new class of phospholipid-based drugs, which are designed to interact with antigen presenting cells to modulate cytokines that initiate and control inflammation. VP025, the lead product candidate in this new class of drugs, has been optimized for the treatment of neuro-inflammatory disorders. Based on preclinical findings demonstrating the ability of VP025 to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning function, we are advancing the development of this product in collaboration with leading academic centers in North America and Europe. These centers are investigating the effectiveness of VP025 in several models of neuro-inflammatory disease and based on the outcomes from this program, we expect to move VP025 into clinical development for the treatment of one or more neurological conditions. Neurological diseases, including Alzheimer's, Parkinson's, and Lou Gehrig's disease, are estimated to affect more than 5 million people in North America.

o We announced the offering of 8,500,000 common shares. Needham & Company, Inc. and RBC Capital Markets were lead managers for the offering, with A.G. Edwards & Sons, Inc. acting as a co-manager. The underwriters also purchased an additional 1,275,000 common shares pursuant to the exercise of their over allotment option in full for a total purchase of 9,775,000 common shares. Including proceeds from the exercise of the over allotment option, the gross proceeds from the offering realized by the Company were approximately US$57.7 million.

o On December 17, 2003 our common shares began trading on the NASDAQ National Market under the symbol VSGN.

As previously announced, a conference call will be conducted on April 14, 2004 at 4:10 p.m. Eastern Time. The conference call may be accessed by calling 416-695-6140 or 1-877-888-7019 ten minutes prior to the call. An audio web cast of the event will also be available at WWW.VASOGEN.COM. A re-broadcast of the conference call may be accessed by calling 416-695-9675, pin code 1415 and will also be available at WWW.VASOGEN.COM.

ABOUT VASOGEN:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells
(APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

THIS PRESS RELEASE AND THE UPCOMING CONFERENCE CALL CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. FOR THIS PURPOSE, ANY STATEMENTS THAT ARE CONTAINED HEREIN THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WITHOUT LIMITING THE FOREGOING, THE WORDS "BELIEVES," "ANTICIPATES," "PLANS," "INTENDS," "WILL," "SHOULD," "EXPECTS," "PROJECTS," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. YOU ARE CAUTIONED THAT SUCH STATEMENTS ARE SUBJECT TO A MULTITUDE OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS, FUTURE CIRCUMSTANCES, OR EVENTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THOSE ASSOCIATED WITH THE SUCCESS OF RESEARCH AND DEVELOPMENT PROGRAMS, THE REGULATORY APPROVAL PROCESS, COMPETITION, SECURING AND MAINTAINING CORPORATE ALLIANCES, MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, THE AVAILABILITY OF GOVERNMENT AND INSURANCE REIMBURSEMENTS FOR THE COMPANY'S PRODUCTS, THE STRENGTH OF INTELLECTUAL PROPERTY, FINANCING CAPABILITY, THE POTENTIAL DILUTIVE EFFECTS OF ANY FINANCING, RELIANCE ON SUBCONTRACTORS AND KEY PERSONNEL AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S PUBLIC DISCLOSURE DOCUMENTS OR OTHER FILINGS WITH THE CANADIAN AND U.S. SECURITIES COMMISSIONS OR OTHER SECURITIES REGULATORY BODIES. THE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY DISCLAIMS ANY INTENTION AND HAS NO OBLIGATION OR RESPONSIBILITY, EXCEPT AS REQUIRED BY LAW, TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

                 INTERIM CONSOLIDATED FINANCIAL STATEMENTS BELOW

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

INTERIM CONSOLIDATED BALANCE SHEET
(In thousands of Canadian dollars)
-----------------------------------------------------------------------------------------------------------
                                                                  February 29, 2004     November 30, 2003
-----------------------------------------------------------------------------------------------------------
                                                                        (Unaudited)
ASSETS
Current assets:
     Cash and cash equivalents                                               $1,906                $4,476
     Marketable securities                                                   45,635                52,354
     Clinical supplies                                                        5,007                 4,418
     Tax credits recoverable                                                  1,336                 1,383
     Prepaid expenses                                                         1,327                 1,021
-----------------------------------------------------------------------------------------------------------
                                                                             55,211                63,652

Marketable securities                                                            --                 3,255

Capital assets                                                                1,019                   890
Less accumulated amortization                                                   571                   530
-----------------------------------------------------------------------------------------------------------
                                                                                448                   360

Acquired technology                                                           4,081                 4,081
Less accumulated amortization                                                 3,132                 3,068
-----------------------------------------------------------------------------------------------------------
                                                                                949                 1,013

Other                                                                         1,129                   503
-----------------------------------------------------------------------------------------------------------
                                                                            $57,737               $68,783
===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                        $4,080                $3,831
     Accrued liabilities                                                      2,725                 2,487
-----------------------------------------------------------------------------------------------------------
                                                                              6,805                 6,318

Shareholders' equity:
     Share capital (note 2):
         Authorized:
              Unlimited common shares, without par value Issued
              and outstanding:
              62,303,000 common shares (November 30, 2003 - 62,023,000)     173,845               173,380
     Warrants (note 2)                                                        1,456                 1,456
     Options (note 2)                                                           841                   744
     Deficit                                                               (125,210)             (113,115)
-----------------------------------------------------------------------------------------------------------
                                                                             50,932                62,465

Subsequent event (note 5)
-----------------------------------------------------------------------------------------------------------
                                                                            $57,737               $68,783
===========================================================================================================

See accompanying notes to interim consolidated financial statements


INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (Unaudited, in
thousands of Canadian dollars, except per share amounts)
----------------------------------------------------------------------------------------------------------------
                                                         Three months       Three months           Period from
                                                                ended              ended      December 1, 1987
                                                         February 29,       February 28,       to February 29,
                                                                 2004               2003                  2004
----------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development                          $        9,816       $      3,469         $      80,747
     General and administration                                 3,195              2,097                48,935
     Foreign exchange loss (gain)                                (628)               180                   692
----------------------------------------------------------------------------------------------------------------

Loss before the undernoted                                    (12,383)            (5,746)             (130,374)

Investment income                                                 288                318                 6,674
----------------------------------------------------------------------------------------------------------------

Loss for the period                                           (12,095)            (5,428)             (123,700)

Deficit, beginning of period                                 (113,115)           (81,167)               (1,510)
----------------------------------------------------------------------------------------------------------------
Deficit, end of period                                 $     (125,210)      $    (86,595)        $    (125,210)
----------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share (note 3)              $       (0.19)       $      (0.10)
================================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, in thousands of Canadian dollars)
-------------------------------------------------------------------------------------------------------------------
                                                         Three months       Three months           Period from
                                                                ended              ended      December 1, 1987
                                                         February 29,       February 28,       to February 29,
                                                                 2004               2003                  2004
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                              $       (12,095)     $      (5,428)       $     (123,700)
     Items not involving cash:
         Amortization of capital assets and
           acquired technology                                    105                 94                 3,928
         Services provided for common shares                        -                 --                 2,449
         Foreign exchange loss (gain)                          (1,002)               200                  (576)
         Other                                                     --                 --                   (35)
         Stock compensation to non-employees                       97                 99                   528
     Change in non-cash operating working
       capital                                                   (361)              (568)                 (893)
-------------------------------------------------------------------------------------------------------------------
                                                              (13,256)            (5,603)             (118,299)

Financing:
     Shares issued for cash                                        --                 --               156,492
     Warrants and options exercised for cash                      465                 --                23,148
     Share issue costs                                             --                 --               (11,137)
     Other assets                                                (626)                --                (1,129)
     Issue on convertible debt, net                                --                 --                   622
     Payable to related parties                                    --                 --                  (234)
-------------------------------------------------------------------------------------------------------------------
                                                                 (161)                --               167,762

Investments:
     Increase in acquired technology                               --                 --                (1,283)
     Purchases of marketable securities                        (1,480)              (468)             (148,375)
     Maturities of marketable securities                       12,408              4,968               103,259
     Increase in capital assets                                  (129)                --                (1,216)
-------------------------------------------------------------------------------------------------------------------
                                                               10,799              4,500               (47,615)

Foreign exchange (loss) gain on cash held in
   foreign currency                                                48                 (6)                   58
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents               (2,570)            (1,109)                1,906

Cash and cash equivalents, beginning of period                  4,476              2,024                    --

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period              $         1,906      $         915        $        1,906
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.

VASOGEN INC.(A DEVELOPMENT STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)
Three months ended February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations since inception. The operations of the Company are not subject to any seasonality or cyclicality factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 15 to the 2003 annual consolidated financial statements.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not conform in all respects to the requirements for GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2003.

1.     SIGNIFICANT ACCOUNTING POLICIES:

       These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.

2.     SHAREHOLDERS' EQUITY:
       (a)   Common shares:

             Authorized:
                    Unlimited common shares, without par value

             Issued:
             -------------------------------------------------------------------------------------
                                                               Number of shares      Amount
             -------------------------------------------------------------------------------------
             Balance, beginning of period                           62,023        $     173,380
             Issued for options exercised                              280                  465

             -------------------------------------------------------------------------------------
             Balance, end of period                                 62,303        $     173,845
             -------------------------------------------------------------------------------------

       (b)   Stock-based compensation:

             As at February 29, 2004, there were 1,172,560 (November 30, 2003 - 1,496,366) options available for grant.


-------------------------------------------------------------------------------------
                                                                           Weighted
                                                                            average
                                                                           exercise
                                                          Options             price
-------------------------------------------------------------------------------------
        Outstanding, beginning of period                    3,245         $    5.00
        Issued                                                324              9.21
        Exercised                                            (280)             1.66

-------------------------------------------------------------------------------------
        Outstanding, end of period                          3,289              5.70
-------------------------------------------------------------------------------------

        Exercisable, end of period                          1,511         $    5.89
-------------------------------------------------------------------------------------

The table above includes 56,906 options granted to non-employees for a fair value of $180,510.

The following table provides information on options outstanding and exercisable as of February 29, 2004:

-------------------------------------------------------------------------------------------------------------------
                                                  OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------------
                                                                        Weighted
                                                        Weighted         average                      Weighted
                                                         average       remaining                       average
           Exercise                        Number       exercise     contractual         Number       exercise
           price                      outstanding          price    life (years)    exercisable          price
-------------------------------------------------------------------------------------------------------------------
           $1.25 - $  3.39                    674      $    2.87             2.5            335      $    2.88
           $3.40 - $  5.65                  1,216           4.54             6.7            311           3.97
           $5.66 - $  9.04                    903           7.24             3.0            675           7.09
           $9.05 - $11.30                     496           9.55             3.9            190          10.10

-------------------------------------------------------------------------------------------------------------------
                                            3,289           5.70             4.4          1,511           5.89
-------------------------------------------------------------------------------------------------------------------

The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870 does not require the recording of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma loss for the period and loss per share information as if the Company had measured options issued to employees under the fair value method and recognized the fair value over the vesting period. This information is as follows:

VASOGEN INC.(A DEVELOPMENT STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)
Three months ended February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------

                                                                                Three months         Three months
                                                                                       ended                ended
                                                                                February 29,         February 28,
                                                                                        2004                 2003
              -----------------------------------------------------------------------------------------------------
              Loss for the period                                              $     (12,095)        $     (5,428)
              Pro forma compensation expense - employees                                (468)                (561)
              -----------------------------------------------------------------------------------------------------
              Pro forma loss for the period                                    $     (12,563)        $     (5,989)
              -----------------------------------------------------------------------------------------------------

              Pro forma loss per share:
                   Basic and diluted                                           $       (0.20)        $      (0.12)
              -----------------------------------------------------------------------------------------------------

              The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002.

              The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

              -----------------------------------------------------------------------------------------------------
                                                                                Three months         Three months
                                                                                       ended                ended
                                                                                February 29,         February 28,
                                                                                        2004                 2003
              -----------------------------------------------------------------------------------------------------
              Dividend yield                                                              --                   --
              Weighted average risk-free interest rate                                 4.49%                4.26%
              Volatility factor of the expected market
                 price of the Company's common shares                                    82%                  81%
              Weighted average expected life of the
                 employment options                                                4.4 years            4.0 years
              -----------------------------------------------------------------------------------------------------

              The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2004 was $5.62.

              The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.

       (c)   Warrants:

              As at February 29, 2004, the warrants which are outstanding and exercisable are as follows:

              -----------------------------------------------------------------------------------------------------
              Outstanding, beginning of period                                                                985
              Issued                                                                                           --
              Exercised                                                                                        --
              Expired or cancelled                                                                             --
              -----------------------------------------------------------------------------------------------------
              Outstanding, end of period                                                                      985
              -----------------------------------------------------------------------------------------------------
              Exercisable, end of period                                                                      985
              -----------------------------------------------------------------------------------------------------

3.     LOSS PER SHARE: Basic and diluted loss per share:

       ------------------------------------------------------------------------------------------------------------
                                                                             Three months         Three months
                                                                                    ended                ended
                                                                             February 29,         February 28,
                                                                                     2004                 2003
       ------------------------------------------------------------------------------------------------------------
       Weighted average number of common shares outstanding:
           Basic                                                                   62,254               51,935
       ------------------------------------------------------------------------------------------------------------
       Loss per share:
           Basic and diluted                                                $      (0.19)        $       (0.10)
       ------------------------------------------------------------------------------------------------------------

4.     SEGMENTED INFORMATION:

       The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.

5.     SUBSEQUENT EVENT:

       Subsequent to quarter end on March 4, 2004, the Company has completed a public offering raising gross proceeds of approximately $76.9 million (U.S. $57.7 million), resulting from the issuance of 9,775,000 common shares at a price of $7.92 (U.S. $5.90) per share.

6.     COMPARATIVE FIGURES:

       Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.